Exhibit (a)(1)(xx)

Reminder: 10 Days Remaining for Stock Option Exchange Program

The Stock Option Exchange Program (Program) is a special opportunity for eligible employees to realize value from stock option grants that are currently significantly “underwater.”

This Program, which is being offered on a one-time basis and is open only for a limited time, generally allows eligible employees to exchange certain stock option grants for restricted stock units (RSUs) — subject to local country regulations.

Learn. Evaluate. Choose.

If you have not already done so, we encourage you to visit the Stock Option Exchange Election site at www.eBayStockOptionExchange.com. On this site, you can learn more about the Program, including which option grants are eligible for exchange and the option exchange ratios, and find instructions on how to participate in the Stock Option Exchange Program.

The decision of whether or not to participate in the Program is an important one, so please don’t put it off. If you choose to participate, you must make your election by 9:00 p.m. PDT on September 11, 2009.

Stock Option Exchange Program Ends This Week

This is the last week to decide whether or not to participate in the Stock Option Exchange Program. If you choose to participate, you must complete your election before 9:00 p.m. PDT on Friday, September 11.

If you have not already visited the Stock Option Exchange Election site at www.eBayStockOptionExchange.com, we encourage you take the time to do so. On the site, you can learn more about the Program and make, change or withdraw your election. The decision of whether or not to participate in the Stock Option Exchange Program is an important one, so we encourage you not to put it off until the last minute.

This is the last reminder you will receive about the Stock Option Exchange Program.